[SEAWORLD ENTERTAINMENT, INC. LETTERHEAD]

November 13, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SeaWorld Entertainment, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the Securities and Exchange Commission on November 13, 2014.

Respectfully submitted,

SEAWORLD ENTERTAINMENT, INC.

/s/ James M. Heaney
Name: James M. Heaney
Title: Chief Financial Officer